Exhibit 99.1
Galaxy Appoints Matt Friedrich as Chief Legal Officer
Former Cognizant, Chevron Executive to Lead
Regulatory and Policy Strategy
NEW YORK – August 11, 2025 – Galaxy Digital Inc. (Nasdaq/TSX: GLXY) today announced that Matt Friedrich will be joining as Chief Legal Officer, effective September 8. Mr. Friedrich will be responsible for Galaxy’s global legal and compliance matters, including regulatory engagement, corporate governance, litigation and public policy. He will report directly to CEO and Founder Mike Novogratz and act as a key member of Galaxy’s senior leadership team.
“Matt is a critical addition to Galaxy’s leadership team as we scale the business and drive innovation globally,” said Mr. Novogratz. “With laws and regulations shifting around the world, his public- and private-sector experience will be key to expanding Galaxy’s footprint and shaping the next chapter of digital assets and AI.”
Prior to joining Galaxy, Mr. Friedrich served in various senior in-house legal roles, including at Cognizant Technology Solutions, where he served as Executive Vice President and General Counsel, overseeing global legal, compliance, and government affairs functions, and at Chevron, where he served as Chief Corporate Counsel. Mr. Friedrich was also a law firm partner at Freshfields Bruckhaus Deringer and Boies, Schiller & Flexner, representing multi-national companies in cross-border investigations, litigation, and compliance matters. Earlier in his career, Mr. Friedrich was a federal prosecutor, spending 13 years at the U.S. Department of Justice and concluding his public service as the Acting Assistant Attorney General of the Criminal Division.
“Galaxy is one of the most sophisticated and well-respected players in the digital assets and AI industries, and I am excited by the opportunity to work with this remarkable team,” said Mr. Friedrich. “As digital assets and AI continue to reshape the financial services industry, I look forward to leveraging my experiences working with a broad range of cutting-edge, multinational companies and their stakeholders to help chart its continued growth as a leading investor, adviser, operator, and partner.”
Mr. Friedrich succeeds Andrew Siegel, who has served as Galaxy’s General Counsel since 2017. During that time, Mr. Siegel built and led a world-class legal and compliance team while navigating an evolving regulatory landscape and playing a key role in Galaxy’s listing on Nasdaq earlier this year.
“Andrew’s steady leadership and deep commitment to Galaxy’s mission have helped shape the company from the very beginning,” said Mr. Novogratz. “On behalf of the entire company, I want to thank Andrew for his service and wish him continued success in his next chapter.”
About Galaxy
Galaxy Digital Inc. (NASDAQ/TSX: GLXY) is a global leader in digital assets and data center infrastructure, delivering solutions that accelerate progress in finance and artificial intelligence. Our digital assets platform offers institutional access to trading, advisory, asset management, staking, self-custody, and tokenization technology. In addition, we invest in and operate cutting-edge data center infrastructure to power AI and high-performance computing, meeting the growing demand for scalable energy and compute solutions in the U.S. The Company is headquartered in New York City, with offices across North America, Europe, the Middle East and Asia.
Disclaimer
The TSX has not approved or disapproved of the information contained herein.

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